Filed Pursuant to Rule 433

Registration Statement No. 333-274977-02

Union Electric Company

Pricing Term Sheet

June 15, 2026

Issue:	5.75% First Mortgage Bonds due 2056

Principal Amount:	$500,000,000

Coupon (Interest Rate):	5.75% per annum

Maturity Date:	September 15, 2056

Benchmark Treasury:	4.75% due February 15, 2056

Benchmark Treasury Price:	96-16+

Benchmark Treasury Yield:	4.976%

Spread to Benchmark Treasury:	+82 basis points

Re-offer Yield:	5.796%

Offering Price (Issue Price):	99.324% of the principal amount

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2027

Optional Redemption:	Prior to March 15, 2056 (the “Par Call Date”) redeemable, in whole or in part, at any time at a redemption price equal to the greater of (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the First Mortgage Bonds to be redeemed matured on the Par Call Date) on a semi-annual basis at the Treasury Rate plus 12.5 basis points less (b) interest accrued to the redemption date, and (2) 100% of the principal amount of the First Mortgage Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, redeemable, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the First Mortgage Bonds being redeemed plus accrued and unpaid interest thereon to the redemption date.

Right to Redeem for Tax Credit Event:	Redeemable upon the occurrence of a Tax Credit Event, in whole but not in part, at 101% of the principal amount of the First Mortgage Bonds to be redeemed, plus accrued and unpaid interest thereon to the redemption date (provided, that the related notice of redemption must be sent by the later of (a) December 31, 2026 and (b) six months from the date of issuance of the First Mortgage Bonds).

Expected Ratings (Moody’s/S&P)*:	A2 (Stable) / A (Stable)

Trade Date:	June 15, 2026

Settlement Date:	June 29, 2026 (T+9)**

CUSIP / ISIN:	906548 DD1 / US906548DD17

Joint Book-Running Managers:	Fifth Third Securities, Inc.
Mizuho Securities USA LLC
TD Securities (USA) LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.
BNY Mellon Capital Markets, LLC

The terms “Treasury Rate” and “Tax Credit Event” have the respective meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated June 15, 2026.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

** It is expected that delivery of the First Mortgage Bonds will be made against payment therefor on or about the Settlement Date specified above. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the First Mortgage Bonds more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the First Mortgage Bonds initially are expected to settle in T+9, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting (i) Fifth Third Securities, Inc. toll-free at 1-866-531-5353, (ii) Mizuho Securities USA LLC toll-free at 1-866-271-7403, (iii) TD Securities (USA) LLC toll-free at 1-855-495-9846, (iv) Truist Securities, Inc. toll-free at 1-800-685-4786 or (v) U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

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